Exhibit 99.1

Company Contacts:	Investor Relations Contacts:
Genetic Technologies Limited	Lippert/Heilshorn & Associates
Dr. Mervyn Jacobson	Kim Sutton Golodetz
Chief Executive Officer	kgolodetz@lhai.com
Tom Howitt	Lisa Lindberg
Chief Financial Officer	llindberg@lhai.com 212-838-3777
tom.howitt@gtg.com.au	Bruce Voss
Phone: +61-3-9415-1135	bvoss@lhai.com 310-691-7100
www.gtg.com.au	www.lhai.com

GENETIC TECHNOLOGIES REPORTS FINAL DISMISSAL OF APPLERA SUIT

MELBOURNE, Australia – January 4, 2006 – Genetic Technologies Limited (“GTG”) (NASDAQ NM: GENE; ASX: GTG) is pleased to report that, further to the Settlement Agreement executed on December 9, 2005, the Northern California District Court formally dismissed the law suit between GTG and Applera Corporation on December 30, 2005.

Following this dismissal, GTG is now focussed on its plans for the future.

As previously disclosed, the final settlement included Applera taking a license to the GTG non-coding patents, and making payments to GTG in the form of cash, equipment, reagents and intellectual property, totalling approximately A$15M. GTG also benefits from certain business opportunities arising from the settlement, the value of which cannot yet be precisely quantified. Accordingly, GTG believes that its settlement with Applera is its most strategic and therefore valuable deal to date.

Overall, GTG has now favourably resolved six law suits involving its non-coding patents. There is now no party anywhere in the world challenging the GTG patents.

GTG has so far executed 24 commercial licenses to its non-coding patents, for a total consideration of approximately A$53M. GTG has also identified a further 2,000 parties who may benefit from taking a license to the GTG non-coding patents. Of these, some 400 are commercially significant and GTG has already initiated first contact with many of these parties.

In 2006, GTG intends to expand its global licensing programme by recruiting additional resources, including additional licensing staff and legal support teams – in Australia, in North America, in Europe and in Asia.

About Genetic Technologies Limited

Genetic Technologies was the first company in the world to recognize important new applications for “non-coding” DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia